03 FEB 10 AM 7:21

ESSILOR

**File N° 82-4944**

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

03003709

January 31, 2003

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

Véronique Gillet
VP Investor Relations

Encl.: Provisional 2002 financial results

File N° 82- 4944

ESSILOR

PRESS RELEASE

# Provisional 2002 Financial Results

# Sales Up 6.8% Like for Like

# Operating Margin Reaches Record 15.9%

# EPS Up 25.8%

*(Charenton-le-Pont, France – January 30, 2003)* — The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced its provisional financial results for the year ended December 31, 2002.

| ***€ millions*** | ***2002*** | *2001* | *% change* |
|---|---|---|---|
| Sales | **2,135** | 2,070.4 | 3.1% |
| Operating income | **340** | 310.6 | 9.5% |
| *Operating margin* | ***15.9%*** | *15%* | ----- |
| Non-operating expense | **(27)** | (29) | ----- |
| Pretax income after non-operating items | **277.1** | 233.3 | 18.8% |
| Net income after minority interests | **180.2** | 142.6 | 26.3% |
| Earnings per share (in €) | **1.80** | 1.43 | 25.8% |

Essilor's excellent 2002 financial results once again demonstrate the validity of the Company's strategic vision, while strengthening its global leadership in ophthalmic optical products.

***Consolidated sales exceed objectives, rising 6.8% like-for-like***

Consolidated sales increased 6.8% to €2,135 million on a comparable basis, outpacing growth in the global ophthalmic products market.

Reported growth was 3.1%, reflecting a negative 4.6% currency effect due to the weakness of the dollar, the yen and the Brazilian real. Changes in the scope of consolidation added 0.9% to sales and primarily concerned the consolidation of the UK-based Dollond and Aitchison chain of laboratories.

ESSILOR

All regions contributed to the Company's performance, with like-for-like sales increasing 7.1% in Europe, 5.9% in North America and 10.6% in the rest of the world (South America and Asia/Pacific).

In addition, Essilor Instruments, which specializes in edging systems and vision-screening equipment , reported a 14% increase in sales.

Key factors in driving sales growth and enhancing the product mix were the launch of new products, such as the Transitions® Next Generation photochromic lens, and the development of high index, polycarbonate, anti-reflection and progressive lenses. This positioning in high-technology lenses and extensive product portfolio enabled the Company to increase market share around the world.

***Operating margin reaches a new record, with a 0.9-point increase***

Operating income rose to €340 million, lifting operating margin to a record 15.9% that exceeded objectives. The sustained margin improvement was attributable to:

- An enhanced product mix, led by innovations in lens materials, design and coatings.
- New productivity gains across the Company, as well as improved margins in regional operations, especially in the United States.

***Non-operating expense on a par with 2001***

Non-operating expense of €27 million mainly included:

- Costs related to reducing overhead and reorganizing operations, with the goal of improving productivity in US and European plants and laboratories (€28 million).
- The ongoing development of the VisionWeb B2B platform (€5.9 million).
- A revaluation gain related to Bacou Dalloz, mentioned in the first half (€8.2 million).

***Net income after minority interests up a robust 26.3%***

Interest expense decreased by 25.5% to €36 million, compared with €48.3 million in 2001. This was due to the combined effect of lower interest rates and a reduction in debt, which declined to 15% of shareholders' equity from 27% at year-end 2001.

As a result, net income after minority interests increased by 26.3% to €180.2 million. Earnings per share rose 25.8% to €1.80, after gaining 11% in 2001 and in 2000.

File N° 82- 4944

### *Agreements and acquisitions*

In late 2002, Essilor acquired Aries Optical Ltd., a Canadian lens-finishing laboratory. In France, the Company also announced that it held a 51% stake in Jacques Denis, a lens-mounting company.

Lastly, Essilor Korea Ltd., created in a joint venture with South Korea's Samyung Trading Co. Ltd., began operations as scheduled in January 2003.

Audited results will be released on March 13, 2003.

---------------------

*Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production centers, 170 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (Euroclear code: 12166; Reuters: ESSI.PA; Bloomberg: EF FP).*

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**Investor Relations and Financial Communication**

**Phone: +33 1 49 77 42 16**

**www.essilor.com**